FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of December 2019

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	(English Translation) Extraordinary Report Pursuant to the Financial Instruments and Exchange Act

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: December 5, 2019	By:	/s/ Go Sugiyama
Go Sugiyama
Senior Managing Director

[Translation of Extraordinary Report Filed with the Director General of the Kanto Finance Bureau on Dec. 5, 2019]

1.	Reason for Submission

As a change in Representative Executive Officers has been resolved at the Board of Directors meeting held on December 2, 2019, the Company hereby files this Extraordinary Report pursuant to Article 24-5, Clause 4 of Financial Instruments and Exchange Act and Article 19, Clause 2, Item 9 of Cabinet Office Ordinance on Disclosure of Corporate Information, Etc.

2.	Matters Reported

(1) Representative Executive Officer to retire

Name (Date of Birth)	New Title and Position	Former Title and Position	Number of Shareholdings (in hundreds)	Date of Change
Koji Nagai (Jan. 25, 1959)	Director and Chairman of the Board of Directors	Director Representative Executive Officer President and Group CEO	4,380	Apr. 1, 2020

The Number of Shareholdings is stated as of September 30, 2019.

(2) Representative Executive Officer to be appointed

Title and Position	Name (Date of Birth)	Date of Change	Number of Shareholdings (in hundreds)	Business Experience
Representative Executive Officer, President and Group CEO	Kentaro Okuda (Nov. 7, 1963)	Apr. 1, 2020	831	Apr. 1987	Joined the Company
				Apr. 2010	Senior Managing Director of Nomura Securities Co., Ltd.
				Apr. 2012	Senior Corporate Managing Director of Nomura Securities Co., Ltd.

				Aug. 2012	Senior Corporate Managing Director of the Company Senior Corporate Managing Director of Nomura Securities Co., Ltd.

				Apr. 2013	Senior Managing Director of the Company Senior Corporate Managing Director of Nomura Securities Co., Ltd.

				Apr. 2015	Senior Managing Director of the Company Executive Vice President of Nomura Securities Co., Ltd.

				Apr. 2016	Senior Managing Director of the Company Executive Managing Director and Executive Vice President of Nomura Securities Co., Ltd.

				Apr. 2017	Senior Managing Director of the Company Executive Vice President of Nomura Securities Co., Ltd.

				Apr. 2018	Executive Managing Director, and Group Co-COO and Head of Americas (based in New York) of the Company Director, Executive Managing Director and Deputy President of Nomura Securities Co., Ltd.

				Apr. 2019	Executive Managing Director and Deputy President, Group Co-COO of the Company (Current)

The Number of Shareholdings is stated as of September 30, 2019.

END